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200 Clarendon Street
Boston, MA  02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
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**Building a better
working world**

February 20, 2014

Mark E. Bradley
Treasurer, Pioneer Funds
60 State Street
Boston, MA 02109

Dear Mark:

This is to confirm that the client-auditor relationship between the Pioneer Funds (see Attachment A) and Ernst & Young LLP, will cease after the completion of the following audits:

Years Ending December 31, 2013

- Pioneer Cash Reserves Fund
- Pioneer Fund
- Pioneer Real Estate Shares
- Pioneer Core Equity Fund
- Pioneer AMT Free Municipal Fund

Years Ended March 31, 2014

- Pioneer Fundamental Growth Fund
- Pioneer High Income Trust Fund
- Pioneer Municipal High Income Advantage Trust
- Pioneer Dynamic Credit Fund
- Pioneer Multi Asset Ultrashort Income Fund

Years Ended April 30, 2014

- Pioneer Diversified High Income Trust
- Pioneer Municipal High Income Trust

Very truly yours,

*Ernst & Young LLP*

/s/ Ernst & Young LLP

cc: PCAOB Letter File
    Office of the Chief Accountant
    Securities and Exchange Commission
    100 F Street, N.E.
    Washington, D.C. 20549-7561

A member firm of Ernst & Young Global Limited

Attachment A

| Fund Name | Commission File Number |
|---|---|
| Pioneer Bond Fund | 002-62436 |
| Pioneer Ibbotson Moderate Allocation Fund | 333-114788 |
| Pioneer Ibbotson Growth Allocation Fund | 333-114788 |
| Pioneer Ibbotson Aggressive Allocation Fund | 333-114788 |
| Pioneer Ibbotson Conservative Allocation Fund | 333-114788 |
|  |  |
| Pioneer Classic Balanced Fund | 333-126384 |
| Pioneer Government Income Fund | 333-126384 |
| Pioneer Multi Asset Income Fund | 333-126384 |
| Pioneer Short Term Income Fund | 333-114423 |
| Pioneer Disciplined Growth Fund | 333-42105 |
| Pioneer Disciplined Value Fund | 333-120144 |
| Pioneer Global Equity Fund | 333-129005 |
| Pioneer High Income Municipal Fund | 333-129005 |
| Pioneer Strategic Income Fund | 333-71813 |
| Pioneer Equity Income Fund | 333-46453 |
| Pioneer High Yield Fund | 333-90789 |
|  |  |
| Pioneer Mid Cap Value Fund | 33-34801 |
| Pioneer Multi Asset Real Return Fund | 333-138560 |
| Pioneer Floating Rate Fund | 333-138560 |
| Pioneer Emerging Markets Local Currency Debt Fund | 333-62166 |
| Pioneer Global High Yield Fund | 333-62166 |
| Pioneer Global MultiSector Income Fund (Formerly Pioneer Global Aggregate Bond Fund) | 333-62166 |
| Pioneer Emerging Markets Fund | 33-76894 |
| Pioneer International Value Fund | 33-53746 |
| Pioneer Oak Ridge Small Cap Growth Fund | 333-108472 |
| Pioneer Oak Ridge Large Cap Growth Fund | 333-108472 |
| Pioneer Equity Opportunity Fund | 333-118562 |
| Pioneer Floating Rate Trust | 811-21654 |
| Pioneer Cash Reserves Fund | 33-13179 |
| Pioneer Fund | 2-25980 |
| Pioneer Real Estate Shares | 33-65822 |
| Pioneer Core Equity Fund | 2-32773 |
| Pioneer Bond VCT Portfolio | 33-84546 |
| Pioneer Disciplined Value VCT Portfolio (Formerly Pioneer Fundamental VCT Portfolio) | 33-84546 |

| | |
|---|---|
| Pioneer Emerging Markets VCT Portfolio | 33-84546 |
| Pioneer Equity Income VCT Portfolio | 33-84546 |
| Pioneer Fund VCT Portfolio | 33-84546 |
| Pioneer Select Mid Cap Growth VCT Portfolio (Formerly Pioneer Growth Opportunities VCT Portfolio) | 33-84546 |
| Pioneer High Yield VCT Portfolio | 33-84546 |
| Pioneer Ibbotson Moderate Allocation VCT Portfolio | 33-84546 |
| Pioneer Ibbotson Growth Allocation VCT Portfolio | 33-84546 |
| Pioneer Mid Cap Value VCT Portfolio | 33-84546 |
| Pioneer Real Estate Shares VCT Portfolio | 33-84546 |
| Pioneer Strategic Income VCT Portfolio | 33-84546 |
| Pioneer Select Mid Cap Growth Fund | 333-110037 |
| Pioneer AMT-Free Municipal Fund | 333-110037 |
| Pioneer Fundamental Growth Fund | 333-89354 |
| Pioneer High Income Trust | 811-21043 |
| Pioneer Municipal High Income Advantage Trust | 811-21409 |
| Pioneer Dynamic Credit Fund (Formerly Pioneer Absolute Return Credit Fund) | 333-89354 |
| Pioneer Multi Asset Ultrashort Income Fund | 333-89354 |
| Pioneer Multi-Asset Credit Trust | 811-22735/333-183345 |
| Pioneer Diversified High Income Trust | 811-22014 |
| Pioneer Municipal High Income Trust | 811-21321 |